Bryan Cave LLP One Atlantic Center, 14th Floor 1201 West Peachtree Street, NW Atlanta, GA 30309-3488

April 16, 2013

VIA EDGAR

Division of Corporation Finance United States Securities and Exchange Commission Washington DC 20549 Attn: Folake Ayoola

Re:	Kaiser Ventures LLC Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed March 12, 2013 File No. 000-33433

Dear Ms. Ayoola:

On behalf of our client Kaiser Ventures LLC (“Kaiser” or the “Company”), we have set forth below the responses of the Company to the comments of Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated March 18, 2013 with respect to the filing referenced above.  Kaiser has filed revised preliminary proxy materials via EDGAR today reflecting the responses below.

For ease of reference, we have repeated the comments contained in your letter preceding the corresponding responses below.

General

1.
Please revise proposal 2A to separate out the following two items, (i) restricting the purpose of the company’s activities and (ii) eliminating the Board of Managers of the Company and replacing it with a single Liquidation Manager, from the item appointing Richard E. Stoddard and Terry L. Cook as initial Liquidation Manager and initial Members representative, respectively. Please present the broken out items as separate proposals.

Response:  In response to the Staff’s comment, Kaiser has separated the referenced items into Proposal 2A, Proposal 2B and 2C and provided the opportunity for members to vote on each of these Proposals separately.

U. S. Securities and Exchange Commission
April 16, 2013

2.
We note your response to comment 3 of our comment letter dated February 5, 2013 and re-issue the comment in its entirety. In the summary term sheet, please provide a summary of potential related party benefits and conflicts of interests resulting from an approval of the proposals. Please include a discussion of the lack of oversight of the Liquidation Manager, including any external relationship between the Liquidation Manager and the Member Representative, the amount of compensation of the Liquidation Manager, including whether reimbursement for out-of-pocket expenses will be capped, and the fact that compensation will continue to be paid indefinitely if the Liquidation Manager does not complete the liquidation.

Response:  Kaiser has substantially expanded the discussion of related party benefits and conflicts of interest under “Interests of Management in the Proposals” beginning at page 7.

In the fourth paragraph on page 8, Kaiser states that the Liquidation Manager will generally not be subject to oversight except as provided in such paragraph.  In that paragraph Kaiser has included disclosure of the affiliation of the Liquidation Manager and Member Representative with Business Staffing, Inc. (“BSI”), which provides administrative services and personnel to the Company at cost.  While Kaiser has included this background disclosure, we supplementally advise the Staff that BSI was originally formed largely for tax planning purposes of Kaiser.  We note that Kaiser has currently determined it is the primary beneficiary of BSI because Kaiser has the power to direct activities that most significantly impact the economic performance of Business Staffing, Inc. Accordingly, the Company has consolidated this entity into its consolidated financial statements as described in the Company Annual Report on Form 10-K for the year ended December 31, 2012. See Note 1 to the Company’s consolidated financial statements.

Kaiser has further expanded the disclosure of the Liquidation Manager’s compensation in the first five paragraphs under “Interests of Management in the Proposals” beginning at page 7.  Since Kaiser’s last proxy filing, the Liquidation Manager Agreement has been amended and restated to set forth contingent compensation to be paid to be paid to the Liquidation Manager, as described in the third paragraph under “Interests of Management in the Proposals.”  The potential conflicts of interest that could be presented by the compensation structure are addressed in the third paragraph under “Interests of Management in the Proposals.”

Kaiser states that “[t]he Company’s obligation to reimburse Mr. Stoddard’s reasonable out-of-pocket expenses is not subject to a cap, and will continue indefinitely until the Company completes the winding up of its affairs.”

U. S. Securities and Exchange Commission
April 16, 2013

In the last sentence of the second paragraph under “Interests of Management in the Proposals,” Kaiser states that “[t]he Liquidation Manager’s right to contingent compensation upon asset sales continues indefinitely [will insert detail upon final determination by the Company].”

In the fourth paragraph under “Interests of Management in the Proposals,” Kaiser states that “[t]he Company’s obligation to reimburse Mr. Stoddard’s reasonable out-of-pocket expenses is not subject to a cap, and will continue indefinitely until the Company completes the winding up of its affairs.”

* * * * *

In addition, attached hereto as Exhibit A is a letter from the Company acknowledging the matters requested by the Staff.

Kaiser’s Board has designated  May 22, 2013, as the date for its Class A unitholders special meeting and now seeks to finalize, print and mail its proxy materials as promptly as possible in order to meet that schedule.   Kaiser and I appreciate your prompt review and look forward to hearing from you with respect to the foregoing responses.  If you have any questions or if you require any additional information with respect to these matters, please contact me at (404) 572-6785.

Sincerely,

/s/ Eliot W. Robinson
Eliot W. Robinson

cc:
Terry L. Cook, Kaiser Ventures LLC
Carol Osborne, Bryan Cave LLP

EXHIBIT A

KAISER VENTURES LLC CERTIFICATE OF ACKNOWLEDGEMENT

As requested by the Staff of the Securities and Exchange Commission (the “Commission”) in connection with the amended preliminary proxy materials filed with the Commission on March 12, 2013 by Kaiser Ventures LLC (the “Company”), the Company does hereby acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing or any amendments thereto; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

KAISER VENTURES LLC

By:	/s/ Richard E. Stoddard
Richard E. Stoddard
Chairman and Chief Executive Officer

Date: April 16, 2013